

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Tristan Yopp
Chief Financial Officer
Bluescape Opportunities Acquisition Corp.
200 Crescent Court, 19th Floor
Dallas, TX 75201

> **Re: Bluescape Opportunities Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 20, 2022**
> **File No. 001-39666**

Dear Mr. Yopp:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sean Wheeler, Esq.